December 18, 2019

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

                       Re: Franklin BSP Private Credit Fund (the "Fund") File No. 811-23492, 333-234759

Dear Mr. Horowitz:

       We have reviewed the Fund's registration statement on Form N-2 filed with the
Commission on November 18, 2019, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. A significant portion of the registration statement appears to be sales literature. Please consider instruction 5.b. in General Instructions for Parts A and B in Form N-2, which states that "[i]f `sales literature' is included in the prospectus...it should not significantly lengthen the prospectus nor obscure essential disclosure." Please also note that, consistent with General Instructions to Part A:The Prospectus, "responses to the items of
      Part A of Form N-2 should be as simple and direct as possible and should include only information needed to understand the fundamental characteristics" of the Fund. Revise the disclosure throughout the registrant statement to comply with these instructions.

   3. Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future. In particular, will the Fund require relief to offer multiple classes of shares?
 Richard Horowitz, Esq.
Page 2


Prospectus Cover

   4. With respect to the disclosure in Principal Investment Strategies, please address the following comments:

          a. The first sentence states, "[t]he Fund seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United
             States." As private credit investments are a principal investment of the Fund, please disclose in plain English how the Fund defines private credit investments and how the Fund may achieve its objective through investment in this asset class.
             Additionally, as the Fund's name includes the term "Private Credit," please disclose here that the Fund will invest 80% of its Fund's Managed Assets in private credit investments.

          b. In the third sentence, the disclosure states, "[t]he Fund aims to target investments presented by the large, persistent and attractive market opportunity created by a structural supply/demand imbalance for private credit." Please describe what a
             "structural supply/demand imbalance" is in plain English. In general, please avoid the use of technical and complex language or jargon.

          c. In the middle of this section, the disclosure states, "Benefit Street Partners
             ("BSP") believes that private debt represents a large opportunity set for the Fund, particularly for well-positioned investors that possess a scaled platform, deep credit markets experience, knowledge and proprietary sourcing networks."
             Define BSP as the Fund's investment advisor since it is used here for the first time. Also, it is unclear who the referenced "investors" are. Clarify if "investors"
             means the Fund or investors in the Fund.

   5. In Interval Fund, please specify the anticipated timing of the Fund's initial repurchase offer and provide a cross-reference to those sections of the Prospectus that discuss the
      Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

   6. Please confirm that the bullets disclosed in Unlisted Closed-End Fund will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Prospectus Summary

   7. On page 1, in Investment Opportunities and Strategies, the disclosure states. "`Managed
      Assets' means the total assets of the Fund (including any assets attributable to indebtedness or any preferred shares that may be issued) minus the Fund's liabilities other than liabilities relating to indebtedness." Please confirm that this definition is consistent with Rule 13d-1 under the Investment Company Act of 1940. Richard Horowitz, Esq.
Page 3


   8. In the carry-over paragraph on page 3, in Portfolio Composition, the disclosure states,
      "[t]he Fund may utilize various types of derivative instruments...including total return swaps for the purpose of gaining exposure to Syndicated Loans [emphasis added]."
      Please disclose here each type of derivative the Fund intends to use as a principal strategy and the specific risks associated with each type. Also, will the Fund count derivatives towards the Fund's policy to invest at least 80% of its Managed Assets in private credit?
      If so, please confirm supplementally that the derivatives will be valued at market, and not notional, value for this purpose.

   9. On page 6, in Fund Expenses, the disclosure references an Administration Agreement between the Fund and an Administrator and a BSP Administration Agreement. Please
      disclose in this section how the Board of Directors, including the Independent Directors, will review the compensation that the Fund pays to the Administrator and to BSP under these agreements and how the Board determines that such payments are reasonable in light of the services provided.

Prospectus

   10. On page 14, in Summary of Fees and Expenses, in footnote 3 to the fee table, the disclosure states, "[t]he Management Fee is calculated and payable monthly in arrears at the annual rate of [ __]% of the average daily value of the Fund's Net Assets." Please explain supplementally how the Fund values derivatives for purposes of determining the
       Fund's Net Assets.

   11. On page 17, in Use of Proceeds, the disclosure states, "[t]he proceeds from the sale of
       Shares are invested by the Fund to pursue its investment program and strategies." Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies. If the Advisor expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the
       Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. See Item 7.2 of Form N-2 and
       Guide 1 to Form N-2.

   12. In the last paragraph on page 18, in Investment Objective, Opportunities and Strategies,
       the disclosure references "sponsor and non-sponsored transactions." Please describe these transactions in plain English.

   13. In this same section, in the last paragraph on page 19, delete the phrase "best-in-class portfolio management" as this is a subjective determination. In addition, as the Fund is non-diversified under the 1940 Act, please delete or replace the word "diversification" in the last line of this page and also in the first line on page 20. Richard Horowitz, Esq.
Page 4


   14. On page 20, the 5th and 6th bullets refer to OID and PIK securities. Will the Fund invest significantly in these types of obligations? If so, please disclose the following risks presented by these types of investments:

              The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

              The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

              Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

              PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

              Use of PIK and OID securities may provide certain benefits to the Fund's Advisor including increasing management fees and incentive compensation.

              The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

              The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-
              cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

   15. In the line following the bullets on page 20, the disclosure states, "The Fund expects to use modest leverage." Clarify what "modest leverage" means. Disclose the anticipated percentage of the Fund's portfolio that will consist of leverage. Please also disclose how the Fund will use leverage and the associated risks. Consider including this disclosure in the Prospectus Summary.

   16. On page 22, in the paragraph immediately following the graph the disclosure refers to private market participants "holding more dry powder." Provide a plain English explanation of this term.
 Richard Horowitz, Esq.
Page 5


   17. On page 23, in the third full paragraph, the disclosure describes distressed investments as
       "[a]lthough not initially a principal investment strategy" of the Fund [emphasis added],
       "the Fund may purchase and retain" these investments. If the Fund anticipates that distressed investments may be a principal investment strategy, please consider disclosing these investments in the Prospectus Summary and also disclosing the associated risks.

   18. On page 25, in Expected Investment Process, Investment Committee Preview, the
       disclosure states, "The current investment committee for the Fund is composed of
       Messrs. Gahan, Paasche and Faulstich." These individuals have not yet been introduced in the registration statement. Please disclose here their full names and their association with the Fund.

   19. On page 38, in Other Risks Related to the Fund, in the discussion concerning the Fund's qualification as a RIC, or at an appropriate place within the registration statement, please disclose the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

   20. On page 45, in Management Fee, please include a statement, adjacent to the description of the Advisor's compensation, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the
       Fund's annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. See Form N-2, Item 9, paragraph 1.b.(4).

   21. On page 55, in Description of Capital Structure, Preferred Shares and Other Securities,
       the disclosure states, "...the Board may... authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities)... ." Please confirm that the Fund does not intend to issue debt
       securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   22. In Appendix A, Related Performance Information for the Advisor's Private Markets
       Investments, we have the following comments:

          a. The appendix provides composite historical investment performance of Fund IV and its predecessor funds. Please supplementally explain the legal basis for including the prior performance of Fund IV and its predecessors in the Fund's prospectus (e.g., provide an analysis under Nicholas-Applegate Mutual Funds
             (pub. avail. Aug. 6, 1996)). Alternatively, please delete Appendix
A.

          b. In the first paragraph, the disclosure states, "[t]he Flagship Private Debt Strategy track record excludes funds and accounts and sleeves of funds or accounts that
 Richard Horowitz, Esq.
Page 6


             may invest in to a limited extent alongside the Flagship Private Debt Strategy but which are currently part of an overall fund or account with a different overall investment mandate." Please supplementally explain why the Accounts were excluded and represent that the exclusion of the Accounts would not materially affect the performance or cause the performance presentation to be misleading.

          c. The disclosure in the first paragraph further states that the performance presentation "includes all funds and accounts managed by BSP and its affiliates with substantially similar investment objectives, policies and strategies to those of the Fund [emphasis added]." Please confirm supplementally that the performance includes only similar Accounts managed by affiliates of the adviser that have virtually all of their investment professionals in common with the adviser. See
             GE Funds (pub. avail. Feb. 7, 1997).

          d. The disclosure in the first paragraph further states that "[t]he Flagship Private
             Debt Strategy has different investment restrictions, risk tolerances, tax approached, regulatory requirements, leverage limitation and usage, fund structure and other similar considerations from the related strategies, structures and restrictions of the Fund." Please disclose that these differences (1) are immaterial and would not have a material effect on the disclosed performance, and (2) do not alter the conclusion that the Fund and the Accounts are substantially similar. Please also explain supplementally why the differences do not alter the conclusion that the Accounts are substantially similar to the Fund.

          e. In the fourth paragraph, the disclosure states the "[g]ross IRR does not reflect deduction of fees, carried interest, if any, and expenses unless otherwise indicated. Net IRR reflects the deduction of all management fees, fund expenses and carried interest, if any, as of the reporting date." Please explain how this complies with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6,
1996),
             which requires that the performance presentations are either (1) net of all actual fees/expenses, including sales loads relating to the Account, or
(2) adjusted to
             reflect all of the Fund's expenses listed in the Fund's fee table, including sales load.

          f. Please revise the prior performance presentation so that it presents the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years.
             Additional performance information may be included using IRR, but it must be presented clearly.

                     *      *       *       *       *      *       *       *
 Richard Horowitz, Esq.
Page 7


        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,



                                                 Karen Rossotto
                                                 Senior Counsel